SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Circular	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed forms of proxy, Independent Director’s Proxy Forms and notices of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

(1) PROPOSED ADOPTION OF SHARE OPTION SCHEME

(2) PROPOSED ELECTION OF AN INDEPENDENT SUPERVISOR OF THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

(3) NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING AND

(4) NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

Sinopec Shanghai Petrochemical Company Limited will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 at 2:00 p.m., 2:30 p.m. (or immediately after the conclusion of previous meeting) and 3:00 p.m. (or immediately after the conclusion of previous meeting), respectively. Notices convening the EGM and the H Shareholders Class Meeting are set out on pages EGM-1 to HCM-6 of this circular, respectively. The notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, please complete the form of proxy of the Company or the Independent Director’s Proxy Form in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Mr. Jin Mingda, an independent non-executive Director, has sent out an Independent Director’s Proxy Form for each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting in accordance with the relevant PRC regulations to solicit votes from the Shareholders on all resolutions regarding the adoption of the Share Option Scheme at the EGM and the Class Meetings. The Independent Director’s Proxy Forms for the EGM and the H Shareholders Class Meeting sent out by Mr. Jin Mingda are enclosed with this circular.

4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Completion and return of the forms of proxy or the Independent Director’s Proxy Form of the Company will not preclude you from attending and voting in person at the EGM and/or the Class Meetings or any adjournment thereof (as the case may be) as you wish.

6 November 2014

5

i

RESPONSIBILITY STATEMENTS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

ii

DEFINITIONS

In this circular, unless the context otherwise specified, the following expressions have the following meanings:

“A Shareholders”	holders of A Shares

“A Shareholders Class Meeting”

the 2014 first A Shareholders Class Meeting of the Company to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 at 2:30 p.m. or immediately following the conclusion of the EGM or any adjournment thereof to approve and adopt, among other things, the Share Option Scheme (including the initial Grant) pursuant to the Share Option Scheme

“A Shares”	the A shares of the Company with nominal value of RMB1.00 each

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors

“Class Meetings”	A Shareholders Class Meeting and H Shareholders Class Meeting

“Company”

Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Company Law”	Company Law of the PRC, as amended, supplemented or otherwise modified from time to time

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the director(s) of the Company

“EGM”

the first extraordinary general meeting of the Company for 2014 to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 at 2:00 p.m. for the purpose of, among other things, approving the Share Option Scheme, the notice of which is set out on pages EGM-1 to page EGM-7 of this circular, or any adjourned meeting thereof

DEFINITIONS

“Exercise Price”	the price pre-determined at each Grant of the Options in accordance with the terms of the Share Option Scheme, at which the Participants are able to purchase Underlying Shares

“Grant”	an act by the Company to grant to the Participants Share Options pursuant to the Share Option Scheme

“Grantee”	any Participant who accepts an offer to be granted with Share Options in accordance with the terms of the Share Option Scheme

“Grant Date”	the date on which the Share Options are formally granted to the Participants by the Company pursuant to the Grant which must be a trading day

“Group”	the Company and its subsidiaries

“H Shareholders”	holders of H Shares

“H Shareholders Class Meeting”

the class meeting of H Shareholders to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 at 3:00 p.m. or immediately after the conclusion of the A Shareholders Class Meeting to approve and adopt, among other things, the Share Option Scheme including the Grant pursuant to the Share Option Scheme, the notice of which is set out on pages HCM-1 to page HCM-6 of this circular, or any adjourned meeting thereof

“H Shares”	H shares of the Company with nominal value of RMB1.00 each

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director’s Proxy Form(s)”

the solicitation proxy forms sent out by Mr. Jin Mingda, an independent non-executive Director, to solicit votes from the Shareholders on the resolutions regarding the Share Option Scheme at the EGM and the Class Meetings

“Latest Practicable Date”	3 November 2014, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

DEFINITIONS

“Option(s)” or “Share Option(s)”

conditional upon the fulfillment of the exercise conditions and other exercise arrangements, an option to subscribe for one A Share at a pre-determined exercise price during the exercise period for such share options

“Participant(s)”	certain Directors, senior management members and other employees of the Company eligible for participating in the Share Option Scheme

“peer benchmark enterprises”

means domestically listed companies which engage in the businesses identical to or partly identical to, or similar to or partly similar to, those conducted by the Company in accordance with the Guidelines for the Industrial Classification of Listed Companies promulgated by and adjusted from time to time by the CSRC

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“ROE”	return on equity

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC

“Securities Law”	Securities Law of the PRC, as amended, supplemented or otherwise modified from time to time

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Share Incentive Plan Measures”	the Measures for the Administration of Share Incentive Plans of Listed Companies (Trial) promulgated by CSRC in 2005

“Share Option Scheme” or “Scheme”

the proposed share option scheme including the proposed Grant of the Share Options under such scheme to be approved and adopted by the Company for the issue of A Shares to the Grantees, upon the exercise of the Share Options under such scheme

DEFINITIONS

“Share(s)”	ordinary shares in the capital of the Company with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholders”	the holder(s) of the Shares, including both A Shares and H Shares

“Sinopec Corp.”

China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Underlying Shares”	new A Shares that the Participants have the right to purchase under the Scheme

“Validity Period”

commencing from the date of granting Share Options to the Participants and ending on the date on which Share Options lapse. Under the Scheme, options under each Grant have a validity period of five years commencing from the Grant Date

“Vesting Date”	the date on which Participants may commence exercise of Share Options which must be a trading day

“%”	per cent.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Ye Guohua
Jin Qiang
Guo Xiaojun

Non-executive Directors:
Lei Dianwu Mo Zhenglin

Independent non-executive Directors:
Shen Liqiang
Jin Mingda
Cai Tingji
Zhang Yimin

6 November 2014

To the Shareholders and H Shareholders

Dear Sir or Madam,

(1) PROPOSED ADOPTION OF SHARE OPTION SCHEME

(2) PROPOSED ELECTION OF AN INDEPENDENT SUPERVISOR OF THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

(3) NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING AND

(4) NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

The purpose of this circular is to provide you with information regarding the proposal in respect of (i) the proposed adoption of the Share Option Scheme (including the particulars of the initial Grant) and the related matters and (ii) the proposed election and appointment of an independent supervisor, and (iii) to set out the notice of the EGM and H Shareholders Class Meeting at which resolutions will be proposed to consider and, if thought fit, to approve the adoption of the Share Option Scheme and related matters and the appointment of the independent supervisor.

LETTER FROM THE BOARD

I.	PROPOSED ADOPTION OF SHARE OPTION SCHEME

Introduction

Reference is made to the announcement of the Company dated 17 August 2014 in relation to the possible implementation of a stock option incentive plan.

At the EGM and the Class Meetings, resolutions will be proposed for approval and adoption of the Share Option Scheme and related matters.

The purpose of this section is to provide you with more detailed information concerning the proposed resolutions at the EGM and the Class Meetings relating to adoption of the Share Option Scheme. A summary of all the principal terms of the Share Option Scheme is set out in Appendix I to this circular.

Purpose of the Scheme

The Directors consider that it is important for the Company to adopt the Share Option Scheme, in order to (i) further establish and improve its operational mechanism; (ii) establish and improve its incentive mechanism for members of the senior management; (iii) advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel; (iv) effectively incentivise its management team and key personnel; (v) attract and retain talents; (vi) enhance its competitive position in the industry and its core competitiveness; and (vii) ensure the realisation of its development strategy and operational objectives.

Scope of Participants

Eligible Participants shall include the Directors, senior management members and key business personnel of the Company. Key business personnel refers to the employees who have a direct impact on, or contribute prominently to, the overall operational performance and the sustainable development of the Company. Under the relevant PRC laws, independent non-executive directors and supervisors of a listed company are not eligible to participate in any share option schemes.

The Participants of the proposed initial Grant under the Scheme shall include:

i.	Directors and senior management members; and

ii.	key business personnel holding core positions.

LETTER FROM THE BOARD

Such aforesaid Participants of the proposed initial Grant shall exclude supervisors of the Company, independent non-executive Directors, Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the Shares and the de facto controllers of the Company, together with their respective spouses and immediate family members.

None of the Directors is a trustee of the Share Option Scheme or has a direct or indirect interest in the trustee of the Share Option Scheme.

The proposed initial Grant to the Directors and senior management members of the Company under the Share Option Scheme has been approved by the independent non-executive Directors. Options to be granted to a Director (other than an independent non-executive Director) and President of the Company or any of their respective associates under each of the further Grants shall be approved by the independent non-executive Directors. The Company further confirms that it will comply with the relevant requirements under Rule 17.04 of the Hong Kong Listing Rules in respect of each of the further Grants under the Share Option Scheme.

Underlying Shares

Only new A Shares will be issued upon exercise of the Share Options to be granted under the Share Option Scheme and no H Shares will be issued under the Share Option Scheme. In accordance with the relevant provisions under the Articles of Association, the Share Option Scheme shall be approved and adopted by the Shareholders at the EGM and the A Shareholders and H Shareholders at their respective Class Meetings. As at the Latest Practicable Date, no share option scheme has ever been adopted by the Company.

Under the Share Option Scheme, the total number of Underlying Shares to be granted shall neither exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). The Company considers that the current 10% limit (i.e. a maximum number of 730.5 million Underlying Shares may be issued upon exercise of the Options) is sufficient for the purpose of the Share Option Scheme during the life of the Share Option Scheme (10 years). Therefore, the Company does not adopt the “refreshment option” under the second paragraph of Note (1) to Rule 17.03(3) of the Hong Kong Listing Rules.

Under the proposed initial Grant, the number of Share Options to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares) and 0.56% of the total A-share capital of the Company (7,305 million shares), respectively. The details of the initial Grant are set out under Appendix II to this circular.

LETTER FROM THE BOARD

Exercise arrangement and performance targets before Options can be exercised

Under the Share Option Scheme, the exercise of the Options is subject to a minimum two-year vesting period during which a Participant is not allowed to exercise any Option granted. After the expiration of the two-year period, the Participant may exercise the Options in three batches in the 3rd, 4th and 5th year after the Grant Date respectively. The details of such exercise arrangement are set out under paragraph 9 of Appendix I to this circular. Such exercise arrangement may provide incentives to the Participants to remain employed with the Group during the two-year vesting period and thereby enable the Group to benefit from the continued services of such Participants during such period.

Further, the Share Option Scheme has set out performance target requirements which must be achieved before any Option can be exercised by a Participant. Details of such performance target requirements are set out in Appendix IV to this circular. This requirement, coupled with the aforementioned exercise arrangement, may enable the Group to provide incentives to the Participants to remain in employment and to use their best endeavours in assisting the growth and development of the Group. The Directors are of the view that such arrangements will place the Group in a better position to attract and retain talents who are valuable to the growth and development of the Group as a whole.

Conditions precedent to the Share Option Scheme becoming effective

The adoption of the Share Option Scheme is conditional upon:

(a)	SASAC approving the Share Option Scheme;

(b)	CSRC notifying the Company that it has no objection to the filing of the Share Option Scheme;

(c)	the Shareholders, the A Shareholders and the H Shareholders passing a special resolution at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively, to approve the adoption of the Share Option Scheme; and

(d)	the shareholders’ general meeting of Sinopec Corp., the controlling shareholder of the Company, approving the adoption of the Share Option Scheme.

As at the date of this circular, SASAC has approved the Share Option Scheme (including the initial Grant) and the Share Option Scheme (including the initial Grant) has been filed with the CSRC with no objection. Each of the further Grants under the Share Option Scheme shall be subject to the filing with SASAC, the no-objection filing with CSRC, and other applicable requirements and procedures under the relevant PRC laws and regulations at the time of each of the further Grants.

LETTER FROM THE BOARD

Value of all Options to be granted under the initial Grant

The value of all Options to be granted under the initial Grant, taking the Latest Practicable Date as the measurement date, the relevant pricing model and significant assumptions are set out in paragraph 7 of Appendix II to this circular.

Adjustment to the Exercise Price and number of A Shares subject to Options

The Share Option Scheme has a mechanism for adjustment of the Exercise Price and/or the number of relevant A Shares, in the event of capitalisation of capital reserves, distribution of dividends, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend. The details of such adjustments are set out under paragraph 14 of Appendix I to this circular.

If the number of Share Options or the Exercise Price needs to be adjusted due to a change in the total share capital of the Company or for any other reason, such adjustment shall be filed with relevant state-owned assets supervision and administration institution and approved by the Board.

Waiver from strict compliance with the Hong Kong Listing Rules

Since the Share Option Scheme involves the grant of new Shares to be listed on the Shanghai Stock Exchange, Chapter 17 and certain provisions of the Hong Kong Listing Rules are therefore applicable to the Share Option Scheme. Since the Share Option Scheme involves the grant of A Shares, relevant PRC laws and regulations relating to the adoption of share option scheme and grant of share options are also applicable.

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules requires that the exercise price must be at least the higher of: (i) the closing price of the securities on the date of grant; and (ii) the average closing price of the securities for the five business days immediately preceding the date of grant. However, the relevant PRC laws and regulations require the exercise price shall be the higher of: (i) the closing price of the A Shares on the trading day immediately preceding the date of the announcement on the summary of the draft proposal for each Grant; and (ii) the average closing price of the A Shares for the 30 trading days immediately preceding the date of the announcement on the summary of the draft proposal for each Grant.

Since the Share Option Scheme involves the issue of A Shares only, the Company has applied for, and the Hong Kong Stock Exchange has granted to the Company, a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

For details of the determination of the Exercise Price of the Share Options under the Share Option Scheme, please refer to paragraph 8 of Appendix I to this circular.

LETTER FROM THE BOARD

Solicitation of votes on the Share Option Scheme resolutions

Pursuant to the Share Incentive Plan Measures, independent directors of a company listed on the Shanghai Stock Exchange should solicit votes publicly from all shareholders of the company on any proposed resolution relating to adoption of a share incentive scheme by the listed company. The purpose of such arrangement is to encourage shareholders of a company listed on the Shanghai Stock Exchange to participate in the voting on the resolution relating to adoption of a share incentive scheme by providing them with an additional way of participation in the general meeting.

As the A Shares are listed on the Shanghai Stock Exchange, and pursuant to the Share Incentive Plan Measures, Mr. Jin Mingda has been nominated by other independent non-executive Directors as a caller on their behalf to solicit votes from the Shareholders on the resolutions regarding the adoption of the Share Option Scheme at the EGM and the Class Meetings. Pursuant to the Share Incentive Plan Measures, Mr. Jin Mingda will solicit votes from the Shareholders on the resolutions regarding the adoption of the Share Option Scheme. For such purposes, Mr. Jin Mingda has prepared three Independent Director’s Proxy Forms, one proxy form for each of the EGM, the A Shareholders Classing Meeting and the H Shareholders Class Meeting. The Independent Director’s Proxy Forms for the EGM and H Shareholders Class Meeting respectively are enclosed with this circular. Mr. Jin Mingda has, on behalf of the independent non-executive Directors, prepared a Report on the Solicitation of Voting Rights by the Independent Directors, the announcement of which, dated 6 November 2014, has been published on the websites of the Company, the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

You may appoint Mr. Jin Mingda as your proxy by filling in the Independent Directors’ Proxy Forms to vote on the resolutions regarding the adoption of the Share Option Scheme on your behalf and appoint your own proxy by filling in the usual proxy forms to vote for you on other resolutions proposed at the EGM (i.e. the proposed ordinary resolution on the election of the independent supervisor of the Company). Alternatively, you may appoint your own proxy to vote for you on all resolutions including those relating to the adoption of the Share Option Scheme. Please refer to the notices of the EGM and the H Shareholders Class Meeting for details of the solicitation of votes and voting arrangements.

Documents available for inspection

A copy of the Share Option Scheme will be available for inspection during normal business hours at the registered offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company at 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC from the date of this circular to and including the date of the EGM.

General information

Upon the adoption of the Share Option Scheme, the Company will disclose the required information in relation to the Share Option Scheme in its subsequent annual report and interim report in accordance with the disclosure requirements under Rule 17.07 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

II.	PROPOSED ELECTION OF AN INDEPENDENT SUPERVISOR OF THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Reference is made to the announcement of the Company dated 10 July 2014 in relation to the resignation of an independent supervisor. Pursuant to the Articles of Association, the Company hereby proposes to elect Mr. Zheng Yunrui as an independent supervisor of the eighth session of the supervisory committee of the Company. Pursuant to the Articles of Association, Mr. Zheng is eligible to be elected as an independent supervisor of the Company.

Biographic details of the proposed independent supervisor of the Company are set out in Appendix V to this circular.

Save as disclosed in this circular, Mr. Zheng did not hold any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. Mr. Zheng does not have any relationship with any Director, supervisor, senior management or substantial or controlling shareholders of the Company, and does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the Latest Practicable Date.

Save as disclosed in this circular, there is nothing which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor is there any issue which needs to be brought to the attention of the Shareholders in respect of the proposed independent supervisor of the Company.

III.	EGM AND THE H SHAREHOLDERS CLASS MEETING

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 at 2:00 p.m., 2:30 p.m. (or immediately after the conclusion of previous meeting) and 3:00 p.m. (or immediately after the conclusion of previous meeting), respectively. Notices convening the EGM and the H Shareholders Class Meeting are set out on pages EGM-1 to HCM-6 of this circular, respectively.

To the extent that the Company is aware having made all reasonable enquiries, eligible Participants under the Share Option Scheme and their respective associates, who are in aggregate interested in 24,564 Shares, representing approximately 0.0002% of the total number of issued Shares of the Company as at 27 October 2014, are required to abstain from voting on the resolutions to be proposed at the EGM or the H Shareholders Class Meeting.

LETTER FROM THE BOARD

Pursuant to the Share Incentive Plan Measures, the independent non-executive Directors have nominated Mr. Jin Mingda, an independent non-executive Director, as their caller to solicit votes regarding the Share Option Scheme. If you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM and/or the H Shareholders Class Meeting on the resolutions regarding the adoption of the Share Option Scheme, please complete relevant Independent Director’s Proxy Form. You may appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf on the resolutions regarding the Share Option Scheme ONLY (i.e. the proposed special resolutions 1 to 4). You have to use the proxy form to appoint your proxy to vote for you and on your behalf on the other resolution (i.e. the proposed ordinary resolution on the election of the independent supervisor of the Company). If you wish to appoint any person other than Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM and/or the H Shareholders Class Meeting on all resolutions including those relating to the Share Option Scheme, you may simply disregard the Independent Director’s Proxy Form and complete and return the proxy form instead.

Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, please complete the forms of proxy of the Company or the Independent Director’s Proxy Form in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case maybe). The notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

IV.	RECOMMENDATION

The Directors (including the independent non-executive Directors) consider that the resolutions in relation to (i) the adoption of the Share Option Scheme (including the initial Grant under the Share Option Scheme) and the related matters and (ii) the election and appointment of an independent supervisor are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the aforesaid resolutions to be proposed at the EGM and the Class Meetings as set out in the notices of the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Tang Weizhong
Company Secretary

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme to be approved and adopted at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. It does not form part of, nor is it intended to be part of, the terms of the Share Option Scheme and it should not be taken as affecting the interpretation of the terms of the Share Option Scheme.

1.	PURPOSE

The Directors consider that it is important for the Company to adopt the Share Option Scheme, in order to (i) further establish and improve its operational mechanism; (ii) establish and improve its incentive mechanism for members of the senior management; (iii) advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel; (iv) effectively incentivise its management team and key personnel; (v) attract and retain talents; (vi) enhance its competitive position in the industry and its core competitiveness; and (vii) ensure the realisation of its development strategy and operational objectives.

2.	SCOPE OF PARTICIPANTS AND BASIS FOR DETERMINING THE PARTICIPANTS

Scope of Participants

Eligible Participants shall include the Directors, senior management members and key business personnel of the Company. Key business personnel refers to the employees who have a direct impact on, or contribute prominently to, the overall operational performance and the sustainable development of the Company.

The Participants of the proposed initial Grant under the Scheme shall include:

i.	Directors and senior management members; and

ii.	key business personnel holding core positions.

Such aforesaid Participants of the proposed initial Grant shall exclude supervisors of the Company, independent non-executive Directors, Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the Shares and the de facto controllers of the Company, together with their respective spouses and immediate family members.

The total number of the Participants under the proposed initial Grant is 228, representing 1.63% of the total number of the Company’s employees on the payroll in 2013.

I – 1

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

Basis for Determining the Participants

The Participants shall be determined in accordance with the relevant provisions of the Company Law, the Securities Law, the Share Incentive Plan Measures, the Hong Kong Listing Rules, the Shanghai Listing Rules and other relevant laws and administrative regulations as well as the Articles of Association, and with respect to the Company’s actual circumstances.

3.	UNDERLYING SHARES AND INCENTIVE METHOD

The Underlying Shares under the Share Option Scheme shall be new A Shares issued by the Company to the Participants. No H Shares will be issued upon the exercise of Share Options to be granted under the Share Option Scheme.

Grant of the Share Options shall be the incentive method of the Share Option Scheme. Within the exercisable period of the Share Options, and subject to the fulfilment of the exercise conditions and the exercise arrangement of the Share Options, each Grant of the Share Options entitles the Grantee to subscribe for one A Share at relevant Exercise Price.

4.	LIFE OF THE SHARE OPTION SCHEME AND MAXIMUM NUMBER OF OPTIONS TO BE GRANTED

The Scheme shall be valid and effective for a period of 10 years. The intervals between each Grant of Share Options shall be no less than two years during the Validity Period.

Under the Share Option Scheme, the total number of Underlying Shares to be granted shall neither exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). As at the Latest Practicable Date, no share option scheme has ever been adopted by the Company.

Under the proposed initial Grant, the number of the Share Options to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares) and 0.56% of the total A-share capital of the Company (7,305 million shares), respectively.

5.	MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

Unless approved by the Shareholders as a special resolution at a general meeting of the Company, the aggregate number of A Shares to be acquired by each Grantee through the Share Option Scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company, and the maximum entitlement of each Grantee (including the exercised, cancelled and outstanding Options) within any 12-month period shall not exceed 1% of the total A-share capital of the Company.

I – 2

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

The number of Share Options to be granted to each Participant was determined on the basis that the estimated benefit upon exercise of the Share Options will not exceed 30% of his/her total emolument level (including the estimated benefit upon exercise of the Share Options) at the Grant Date. In addition, if the actual benefit obtained by each Participant upon exercise of the Share Options exceeds 40% of his/ her total emolument level at the Grant Date, the Share Options granted but not yet exercised shall not be exercisable or the amount of benefit in excess shall be reclaimed by the Company. The total emolument level shall be the aggregated emolument received by the Participant in the previous two years, and in any event shall not exceed the aggregated emolument received in the previous three years.

6.	GRANT OF OPTIONS

Grant Date

The Grant Date shall be determined by the Board, upon the Scheme having been approved by the SASAC, no-objection having been obtained from CSRC and the Scheme having been reviewed and approved by the Shareholders’ general meeting and the class meetings of Shareholders as well as by the shareholders’ general meeting of Sinopec Corp.. Upon fulfilment of the conditions of the Grant under the Scheme, the Company shall convene a board meeting to grant Share Options to the Participants and complete relevant procedures in accordance with the Scheme. The Grant Date shall be a trading day and shall not fall within any of the following periods:

i.	commencing 30 days immediately preceding the publication date of a periodic report and ending on the second trading day after the publication date of such periodic report. If the publication date of the periodic report is postponed due to special reasons, the period shall commence 30 days immediately preceding the original publication date of such periodic report;

ii.	commencing 10 days immediately preceding the publication date of the Company’s performance forecast announcements and ending on the second trading day after the publication date;

iii.	any time during the decision making process in relation to a material transaction or a significant event and ending on the second trading day after the announcement of such transaction or event;

iv.	where the Participant is a Director, the period from 60 days immediately preceding the publication date of the Company’s annual results up to the publication date of the annual results (publication date of the annual results inclusive); and the period from 30 days immediately preceding the publication date of the Company’s interim or quarterly results up to the publication date of the such results (publication date of such results inclusive);

I – 3

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

v.	any period commencing on the date when inside information is made known to the Company until the publication of the relevant inside information by the Company; in particular, the period commencing one month immediately preceding the earlier of:

a.	the date of the board meeting for the approval of the Company’s annual, interim, quarterly or other periodic results;

b.	the deadline for the Company to announce its annual, interim, quarterly or other periodic results under the Hong Kong Listing Rules; and

vi.	any period commencing on the date on which a material event of a price sensitive nature occurs and ending on the second trading day after the announcement of such material event.

Conditions of the Grant

The Company shall only grant Share Options to the Participants under the Scheme provided:

i.	none of the following has occurred in relation to the Company:

a.	the auditors of the Company having provided an adverse opinion or been unable to provide an opinion in the Company’s financial and accounting report for the most recent financial year;

b.	imposition of administrative penalties by CSRC for material non-compliance during the most recent year; and

c.	any other circumstances as identified by the CSRC.

ii.	none of the following has occurred in relation to a Participant:

a.	public censure or declaration as an ineligible candidate by a stock exchange during the most recent three years;

b.	imposition of administrative penalties by CSRC for material non-compliance during the most recent three years;

c.	circumstances under which the Participant is prohibited from acting as a Director, supervisor or a member of senior management of the Company under the Company Law; and

d.	any other serious non-compliance with the relevant provisions of the Company by the Participant as identified by the Board.

I – 4

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

7.	PERFORMANCE TARGET BEFORE THE OPTIONS CAN BE EXERCISED

Performance Indicators

The performance indicators for the Grant of the Share Options include: (i) weighted average ROE; (ii) growth rate of net profits attributable to the Shareholders (growth rate of net profits);

(iii) percentage of the main business revenue of the total business revenue; and (iv) economic value added. For the purpose of calculating the performance indicators (i) and (ii), the “net profits” shall refer to the net profits after deducting non-recurring gains and losses, and the “net assets” shall refer to the net assets attributable to the Shareholders.

Performance Conditions for the Initial Grant

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB1.6 billion, weighted average ROE was no less than 6% and percentage of the main business revenue of the total business revenue was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objective issued by the SASAC to Sinopec Group and the Company.

The performance conditions for the exercise of Share Options under the proposed initial Grant are as below:

i.	each of net profits attributable to the Shareholders and net profits after deducting non-recurring gains and losses and attributable to the Shareholders in each year of the vesting period shall not be lower than the average of the same indicators during the recent three accounting years prior to the Grant Date or be negative; and

I – 5

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

ii.	conditions for the exercise of Share Options under the initial Grant during each exercise period:

Exercise Period	Conditions for Exercise of Share Options

1st Exercise Period	In 2015, weighted average ROE shall be no less than 9%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

2nd Exercise Period	In 2016, weighted average ROE shall be no less than 9.5%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

3rd Exercise Period	In 2017, weighted average ROE shall be no less than 10%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company shall achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

In the process of annual appraisal, in case of any material change in the main business of any of the peer benchmark enterprises, the Board will eliminate or replace such enterprise.

If the Company fails to meet the above requirements during the corresponding exercise period, it will not affect the exercise of Share Options in other years.

I – 6

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

Condition Precedents for Exercise of Share Options by the Participant

If a Participant fulfills the following condition precedents, he/she may exercise all Share Options exercisable within the relevant Exercise period:

i.	the Company fulfilling the performance conditions for exercise and other conditions;

ii.	none of the circumstance in relation to a Participant set out in “Conditions of the Grant” in paragraph 6 of this Appendix I occurs prior to the expiration of the current exercise period as within the Validity Period of the Scheme; and

iii.	in accordance with the Administrative Measures for Appraisal under the A Share Option Incentive Scheme as set out in Appendix IV to this circular, the Participants being graded as competent or above in the performance appraisal for the most recent year.

If a Participant fails to fulfill the second condition precedent for exercise of Share Options set out above, he/she shall waive his/her right to participate in the Scheme with no entitlement to any compensation. If a Participant fails to fulfill the third condition precedent for exercise of Share Options set out above, the Company shall recover and cancel the exercisable Share Options granted to him/her with no compensation.

8.	EXERCISE PRICE

Under the Initial Grant

The Exercise Price under the initial Grant shall not be lower than the highest of the followings:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.29;

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.27; and

I – 7

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

iii.	RMB4.20 per share. In June 2013, the Sinopec Corp. undertook in the Company’s equity division reform plan that it would propose to the Board a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial Exercise Price of the Share Options no lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial Exercise Price of the Share Options, i.e. no less than RMB6.43 per share, is adjusted into RMB4.20 per share.

Accordingly, the Exercise Price under the initial Grant shall not be lower than RMB4.20.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under initial Grant in accordance with the Share Option Scheme. Upon fulfilment of the condition precedents for exercise of Share Options, the Participants may purchase one Underlying Share at the Exercise Price with each tranche of Share Option granted to them.

Under The Further Grants

The Exercise Price under each proposed Grant (other than the initial Grant) shall be the higher of the followings:

i. the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each Grant; and

ii. the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each Grant.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under each of the further Grants in accordance with the Share Option Scheme.

Adjustment to the Exercise Price

If, during the period from the date of the announcement of the draft Scheme or the draft proposed Grant until the expiration of the Validity Period of the Share Options, in case of, among others, capitalisation of capital reserves, distribution of dividends, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend, an adjustment to the Exercise Price shall be made in accordance with the relevant provisions of the Scheme.

I – 8

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

9.	VALIDITY PERIOD OF THE OPTIONS, EXERCISE ARRANGEMENT AND VESTING PERIOD AND VESTING DATE

Validity Period

The Scheme shall be valid and effective for a period of 10 years. The interval between each Grant of Share Options under each Grant shall be no less than two years during the Validity Period of the Scheme. The Scheme shall come into effect upon the approval by the SASAC, no-objection filing with CSRC and the review and approval by the Shareholders’ meeting and the class meetings of the Shareholders as well as by the shareholders’ general meeting of Sinopec Corp..

Exercise Arrangement

The exercisable period for the Share Options shall be three years, commencing from the expiry of the two-year period after the Grant Date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Scheme. Upon the fulfilment of the exercise conditions, 40%, 30% and 30% of the total Share Options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively. Details of exercise arrangements for Grant of Share Options are as follows:

Stage	Arrangement	Exercise Ratio Cap

Grant Date	determined by the Board upon fulfillment of the Grant conditions under the Scheme

1st exercisable period	commencing on the first trading day after the expiration of the 24-month period following the Grant Date and ending on the last trading day preceding the expiration of the 36-month period following the Grant Date	40%

2nd exercisable period	commencing on the first trading day after the expiration of the 36-month period following the Grant Date and ending on the last trading day preceding the expiration of the 48-month period following the Grant Date	30%

3rd exercisable period	commencing on the first trading day after the expiration of the 48-month period following the Grant Date and ending on the last trading day preceding the expiration of the 60-month period following the Grant Date	30%

I – 9

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

If a Participant is also a Director or member of senior management of the Company, at least 20% of the total Options granted to him/her shall not be exercisable until such Participant passes the appraisal during his/her term of office.

Vesting Period and Vesting Date

The vesting period refers to the period commencing on the Grant Date and ending on the Vesting Date. The vesting period for each Grant under the Scheme shall be no less than two years.

The Participants under each Grant are only entitled to exercise the Share Options after the expiration of the two-year period from the Grant Date. The Vesting Date shall be any trading day during the period commencing on the second trading day after a periodic report of the Company is published and ending on the 10th trading day immediately preceding the publication of the next periodic report of the Company, and shall not fall in any of the following periods:

i.	commencing three days immediately preceding the Company’s performance forecast announcement and ending on the second trading day after such announcement;

ii.	any time during the decision making process in relation to a material transaction or a significant matter and ending on the second trading day after the announcement of such transaction or matter;

iii.	any period commencing on the date on which a material matter of a price sensitive nature occurs and ending on the second trading day after the announcement of such material matter; and

iv.	where the Participant is a Director, the period from 60 days immediately preceding the publication date of the Company’s annual results up to the publication date of the annual results (publication date of the annual results inclusive); and the period from 30 days immediately preceding the publication date of the Company’s interim or quarterly results up to the publication date of such results (publication date of such results inclusive).

The aforesaid “material transaction”, “significant matter” and “material matter that is of a price sensitive nature” are the transactions or other significant events that the Company shall disclose in accordance with the Shanghai Listing Rules.

I – 10

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

10.	LAPSE AND CANCELLATION OF OPTIONS

Change of Situation of the Company

Where any of the following events occurs in relation to the Company, the Scheme will terminate automatically, and all Share Options granted but not yet exercised by the Participants shall automatically lapse forthwith, and be recovered and cancelled without compensation by the Company:

i.	the auditors of the Company having provided an adverse opinion or been unable to provide an opinion in the Company’s financial and accounting report for the most recent financial year;

ii.	imposition of administrative penalties by CSRC for material non-compliance during the most recent year; and

iii.	any other circumstances as identified by the CSRC.

False Financial and Accounting Records of the Company

In case of any false financial and accounting records of the Company, the responsible Participants shall return to the Company all benefits obtained under the Share Option Scheme within 12 months from the date of announcement of such accounting records, and the remaining unexercised Share Options of the Participant shall lapse.

Change of Personal Situation of the Participants

Where any of the following events occurs, all Share Options which are exercisable but are not yet exercised by the Participants and those which have not yet become exercisable shall lapse on the date of occurrence of such events:

i.	public censure or declaration as an ineligible candidate by a stock exchange;

ii.	imposition of administrative penalties by CSRC due to material non-compliance;

iii.	imposition of criminal penalties due to violation of laws and regulations or imposition of punishment due to a breach of the Company’s internal management rules and regulations;

iv.	breach of the relevant laws and administrative regulations or the Articles of Association, thereby causing major economic losses to the Company;

I – 11

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

v.	dismissal by the Company due to material non-compliance as a result of a breach of the Company’s internal rules and regulations; and

vi.	other events as identified by the Remuneration and Appraisal Committee of the Board.

During the Validity Period, where any of the Participants is imposed a demerit record or any other sanction by the Company due to the Participant’s dereliction of duty or malfeasance impairing the interests and reputation of the Company (not under any of the circumstances of resignation as set out in sub-paragraphs (iv), (v) and (vi) above), the Participant shall not exercise the Share Options granted within the latest exercisable period, and all Share Options which are exercisable during the relevant exercisable period but are not yet exercised shall lapse during the subsequent exercisable period(s).

If any of the following events occur, all Share Options of a Participant which are exercisable but are not yet exercised and those which have not yet become exercisable shall lapse on the date of occurrence of such events:

i.	the Participant unilaterally terminates or rescinds the labour contract or employment contract with the Company;

ii.	the Participant is transferred from the Company due to organisational arrangements and ceases to work in the Company;

iii.	the Participant is degraded or dismissed by the Company due to reasons such as failure to pass in performance appraisal;

iv.	the Participant becomes an independent non-executive Director, supervisor or a person prohibited from holding the Share Options; and

v.	other events as identified by the Remuneration and Appraisal Committee of the Board.

If any of the following events occur, all Share Options of a Participant which are exercisable but are not yet exercised shall be exercised by the Participant or by his/her legal successor(s) within six months, and those which have not yet become exercisable shall lapse:

i.	the Participant dies or loses the ability to work;

ii.	the Participant retires;

iii.	upon early rescission of his/her labour contract or employment contract by the Participant upon agreement with the Company, or upon expiration of the Participant’s labour contract or employment contract, either party proposes not to renew the contract and the other party so agrees; and

I – 12

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

iv.	other events as identified by the Remuneration and Appraisal Committee of the Board.

With regard to any other circumstances, the Remuneration and Appraisal Committee of the Board shall determine the corresponding treatment of the Share Options.

11.	RIGHTS ATTACHING TO THE OPTIONS

The Options do not carry any right to vote at general meetings of the Company, or any dividend, transfer or other rights (including those arising on the winding-up of the Company).

12.	RIGHTS ATTACHING TO THE UNDERLYING SHARES

No dividend or distribution shall be payable in respect of any Underlying Shares which has not been exercised under the Share Option Scheme.

Subject to the foregoing, the Shares which are allotted and issued upon the exercise of an option shall be subject to all the provisions of the memorandum and Articles of Association for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued upon the exercise of the option and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which the Shares are allotted and issued, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Shares are allotted and issued.

13.	TRANSFERABILITY OF THE OPTIONS AND LOCK-UP PROVISIONS

The Share Options shall be personal entitlements granted to the Participants, and shall not be transferable. No Participant has the right to sell, transfer, guarantee, charge or pledge the Options granted to him/her, or use such Options to settle any debt.

The A Shares acquired by the Participants upon exercise of the Share Options granted under the Share Option Scheme are subject to the following lock-up provisions:

i.	where the Participant is a Director or a member of senior management of the Company, the number of Shares that he/she may transfer per year during his/her term of office shall not exceed 25% of the total number of the Shares held by him/her; a Director or a member of senior management shall not transfer the Shares held by him/her within six months after his/her resignation;

ii.	where the Participant is a Director or a member of senior management, if such Participant sells the Shares held by him/her within six months after purchasing them, or buys back the Shares held by him/her within six months after selling them, all proceeds therefrom shall belong to the Company and the Board shall recover such proceeds; and

I – 13

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

iii.	during the Validity Period of the Scheme, if there is any change in the relevant provisions of the Company Law, Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules and other relevant regulations or in the Articles of Association in relation to the transfer of the Shares held by the Directors and senior management members, the transfer of Shares held by the Participants shall comply with the relevant provisions of the Company Law, Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules and other relevant regulations then applicable as well as the Articles of Association at the time of transfer.

14.	ADJUSTMENT OF OPTIONS

Method of Adjusting the Number of Share Options

If, during the period commencing on the date of announcement of the draft Scheme or each draft of the subsequent proposed Grants and until the expiry of the Validity Period, any capitalisation of capital reserves, distribution of dividend, subdivision, allotment or reduction of the Shares or any other events takes place, an adjustment to the number of Share Options shall be made accordingly. The method of adjustment is set out as below:

Capitalisation of capital reserves, distribution of dividends and subdivision of Underlying Shares

Q=Q0 ×(1+n)

Where: “Q0” represents the amount of Share Options before the adjustment; “n” represents the ratio of change per Share resulting from the capitalisation of capital reserves, distribution of dividends and subdivision of Shares (i.e. the adjusted number of Shares upon capitalisation of capital reserves, distribution of dividend or subdivision of Shares per Share); “Q” represents the adjusted number of Share Options.

Allotment of Underlying Shares

Q=Q0 ×P1 ×(1+n)/(P1 +P2 ×n)

Where: “Q0” represents the amount of Share Options before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the allotment price; “n” represents the ratio of the allotment (i.e. the ratio of allotted shares to the total share capital of the Company before the allotment); “Q” represents the adjusted number of Share Options.

I – 14

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

Reduction of Underlying Shares

Q=Q0 ×n

Where: “Q0” represents the amount of Share Options before the adjustment; “n” represents the ratio of reduction (i.e. one Share reduces to n reduced Share); “Q” represents the adjusted number of Share Options.

Methods of Adjusting the Exercise Price

If, during the period commencing on the date of announcement of the draft Scheme or each draft of the subsequent proposed Grants until the expiry of the Validity Period, there is any occurrence of, among others, payment of dividends, capitalisation of capital reserves, distribution of dividends, subdivision, allotment or reduction of Underlying Shares or other events of the Company, an adjustment to the Exercise Price shall be made accordingly. The method of adjustment is set out as below:

Capitalisation of capital reserves, distribution of dividends and subdivision of Underlying Shares

P=P0 ÷(1+n)

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio of change per Share resulting from the capitalisation of capital reserves, distribution of dividend and subdivision of Shares; “P” represents the adjusted Exercise Price.

Allotment of Underlying Shares

P=P0 ×(P1 +P2 ×n)/(P1 ×(1+n))

Where: “P0” represents the Exercise Price before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the subscription price of the allotment; “n” represents the ratio of allotment (i.e. the ratio of allotted shares to the total share capital of the Company before the allotment); “P” represents the adjusted Exercise Price.

I – 15

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

Reduction of Underlying Shares

P=P0÷n

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio of reduction; “P” represents the adjusted Exercise Price.

Payment of dividends

P=P0-V

Where: “P0” represents the Exercise Price before the adjustment; “V” represents dividend paid for each Share; “P” represents the adjusted Exercise Price.

Procedures for Adjusting the Number of Share Options and the Exercise Price

The Shareholders’ general meeting and/or the class meetings of Shareholders shall authorise the Board to determine the adjustment of the Exercise Price and the number of Share Options if any of the aforesaid circumstances occurs. The Company shall engage lawyers for professional advice to the Board as to whether the aforesaid adjustments comply with the provisions of the Share Incentive Plan Measures, the Articles of Association and the Scheme.

If the amount of Share Options, the Exercise Price or other term(s) needs to be adjusted for any other reason, such adjustment shall be reviewed by the Board and approved at the Shareholders’ general meeting and/or the class meetings of Shareholders.

If any adjustment is made due to the occurrence of any aforesaid circumstance or in compliance with Rule 17.03(13) of the Hong Kong Listing Rules, the share capital of the Company shall be issued to each Participant in accordance with the same ratio as his/her previous entitlements, provided that no adjustment shall result in the issue price of Shares becoming lower than the net asset value or the par value per Share. With regard to any adjustment made due to the occurrence of any aforesaid circumstance or in compliance with Rule 17.03(13) of the Hong Kong Listing Rules (save for any adjustment made in the case of a capitalisation issue), an independent financial adviser or the auditors of the Company shall confirm to the Board in writing that the relevant adjustments comply with the provisions set out in the notes to Rule 17.03(13) of the Hong Kong Listing Rules.

I – 16

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

15.	AMENDMENTS TO AND TERMINATION OF THE SHARE OPTION SCHEME

The Board may make amendments to the Scheme in compliance with relevant laws and regulations and shall submit the amendments to the SASAC and the CSRC for filing. If, due to a change in the total share capital resulting from an issue of new Shares, capitalisation of capital reserves, consolidation, division, repurchase of the Shares or other reasons, the Company shall make an adjustment to the number or the Exercise Price of the Options to be granted, such adjustment shall be determined by the Board upon re-submission to the SASAC for filing. Prior to the convening of the Shareholders’ general meeting and the class meetings of Shareholders for approval of the Scheme, the Company may amend the Scheme upon requests from the PRC and/or Hong Kong regulatory authorities. If there is any discrepancy between the terms of the Scheme and the provisions of the relevant laws, regulations, agreements and relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange, the provisions of the relevant laws, regulations, agreements, and relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange shall prevail.

Amendments to the Scheme shall be approved by the Shareholders’ general meeting and/or the class meetings of Shareholders in the following circumstances: (i) where certain amendments to the Scheme shall be approved by the Shareholders’ general meeting and/or the class meetings of Shareholders, the CSRC, the Shanghai Stock Exchange or the Hong Kong Stock Exchange in accordance with the relevant provisions of laws, regulations, agreements and the relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange; (ii) where the amendments relate to the matters set out in Rule 17.03 of the Hong Kong Listing Rules and are to the advantage of the Participants; (iii) the amendments to the provisions of the Scheme or the terms of the Options granted are of a material nature; or (iv) the amendments relate to the power of the Board to amend the terms of the Scheme.

At the time of early termination of the Scheme, the Board may propose to pass a resolution in the Shareholders’ general meeting for the early termination of the Scheme. If early termination of the Scheme is approved at the Shareholders’ general meeting, the Company shall cease to grant any Share Option pursuant to the Scheme. Except for a change of the largest shareholder of the Company, the Share Options granted prior to the termination of the Scheme shall remain valid and shall still be exercisable pursuant to the provisions of the Scheme.

Where there is a change in the personal circumstances of a Participant or where a Participant is held liable for the false records contained in the Company’s financial and accounting documents, the Board shall authorise its Remuneration Committee to manage the relevant matters.

I – 17

APPENDIX I	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

16.	SUPPLEMENTAL PROVISIONS

The Share Option Scheme is conditional upon:

i.	SASAC approving the Share Option Scheme;

ii.	CSRC notifying the Company that it has no objection to the filing of the Share Option Scheme;

iii.	the Shareholders, the A Shareholders and the H Shareholders passing a special resolution at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively, to approve the adoption of the Share Option Scheme; and

iv.	the shareholders’ general meeting of Sinopec Corp., the controlling Shareholder of the Company, approving the adoption of the Share Option Scheme.

The Board is responsible for interpreting the Share Option Scheme.

I – 18

APPENDIX II	DETAILS OF THE INITIAL GRANT

Detailed information in relation to the initial Grant, including the information of the Participants, the number of A Shares subject to the Options to be granted to the Participants, the Exercise Price of the Options and the value of the Options as at the Latest Practicable Date, is set out in this appendix. The proposed initial Grant to the Directors and senior management members of the Company has been approved by the independent non-executive Directors.

1.	NUMBER OF UNDERLYING SHARES

The number of the Share Options under the proposed initial Grant to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares) and 0.56% of the total A-share capital of the Company (7,305 million shares), respectively.

2.	ALLOCATION OF SHARE OPTIONS

The total number of the Participants under the proposed initial Grant is 228, representing 1.63% of the total number of the Company’s employees on the payroll in 2013.

II – 1

APPENDIX II	DETAILS OF THE INITIAL GRANT

The following table sets out the allocation of Share Options to the Participants under the initial Grant:

Item	Name	Position	Aggregate number of Share Options to be granted under the proposed initial Grant (10,000 shares)	Aggregate percentage in the Share Options to be granted under the initial Grant	Aggregate percentage in the total share capital at the commencement date of the Scheme
I. Directors and senior management
1	Wang Zhiqing	Chairman and General Manager	50	1.22%	0.005%
2	Gao Jinping	Vice Chairman and Deputy General Manager	50	1.22%	0.005%
3	Ye Guohua	Executive Director and Financial Controller	43	1.05%	0.004%
4	Jin Qiang	Executive Director and Deputy General Manager	43	1.05%	0.004%
5	Guo Xiaojun	Executive Director and Deputy General Manager	43	1.05%	0.004%
6	Tang Weizhong	Secretary to the Board	25	0.61%	0.002%
Sub-total		6	254	6.20%	0.024%
II. key business personnel holding the core positions
key management personnel		141	3105	75.68%	0.288%
key technical personnel		71	681	16.59%	0.063%
key skillful personnel		10	63	1.53%	0.006%
Sub-total		222	3,849	93.80%	0.357%
Total		228	4,103	100.00%	0.381%

3.	GRANT DATE

The Grant Date of the Options under the initial Grant shall be determined by the Board, upon the Scheme having been approved by the SASAC, no-objection having been obtained from CSRC and the Scheme having been reviewed and approved by the Shareholders’ general meeting and the class meetings of Shareholders as well as by the shareholders’ general meeting of Sinopec Corp. Upon fulfilment of the conditions of the Grant under the Scheme, the Company shall convene a board meeting to grant Options to the Participants and complete relevant procedures in accordance with the Scheme.

II – 2

APPENDIX II	DETAILS OF THE INITIAL GRANT

4.	EXERCISE PRICE

The Exercise Price under the initial Grant shall not be lower than the highest of the followings:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.29;

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.27; and

iii.	RMB4.20 per share. In June 2013, the Sinopec Corp. undertook in the Company’s equity division reform plan that it would propose to the Board a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial Exercise Price of the Share Options no lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial Exercise Price of the Share Options, i.e. no less than RMB6.43 per share, is adjusted into RMB4.20 per share.

Accordingly, the Exercise Price under the initial Grant shall not be lower than RMB4.20.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under the initial Grant in accordance with the Share Option Scheme. Upon fulfilment of the condition precedents for exercise of Share Options, the Participants may purchase one Underlying Share at the Exercise Price with each tranche of Share Option granted to them.

5.	PERFORMANCE CONDITIONS

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB1.6 billion, weighted average ROE was no less than 6% and percentage of the main business revenue of the total business revenue was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objective issued by the SASAC to Sinopec Group and the Company.

II – 3

APPENDIX II	DETAILS OF THE INITIAL GRANT

The performance conditions for the exercise of Share Options under the proposed initial Grant are as below:

i.	each of net profits attributable to the Shareholders and net profits after deducting non-recurring gains and losses and attributable to the Shareholders in each year of the vesting period shall not be lower than the average of the same indicators during the recent three accounting years prior to the Grant Date or be negative; and

ii.	conditions for the exercise of Share Options under the initial Grant during each exercise period:

Exercise Period	Conditions for Exercise of Share Options

1st Exercise Period	In 2015, weighted average ROE shall be no less than 9%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

2nd Exercise Period	In 2016, weighted average ROE shall be no less than 9.5%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

3rd Exercise Period	In 2017, weighted average ROE shall be no less than 10%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company shall achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

II – 4

APPENDIX II	DETAILS OF THE INITIAL GRANT

For the purpose of calculating the weighted average ROE and the compound growth rate of net profits, the “net profits” shall refer to the net profits after deducting non-recurring gains and losses, and the “net assets” shall refer to the net assets attributable to the Shareholders. In the process of annual appraisal, in case of any material change in the main business of any of the peer benchmark enterprises, the Board will eliminate or replace such enterprise.

6.	EXERCISE ARRANGEMENT

The exercisable period for the Options under the initial Grant shall be three years, commencing from the expiry of the two-year period after the Grant Date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the initial Grant. Details of the exercise arrangements under the initial Grant are as follows:

Stage	Arrangement	Exercise Ratio Cap

Grant Date	determined by the Board upon fulfillment of the Grant conditions under the Scheme

1st exercisable period	commencing the first trading day after the expiration of the 24 months from the Grant Date and ending on the last trading day of 36 months from the Grant Date	40%

2nd exercisable period	commencing the first trading day after the expiration of the 36 months from the Grant Date and ending on the last trading day of 48 months from the Grant Date	30%

3rd exercisable period	commencing the first trading day after the expiration of the 48 months from the Grant Date and ending on the last trading day of 60 months from the Grant Date	30%

II – 5

APPENDIX II	DETAILS OF THE INITIAL GRANT

7.	VALUE OF THE OPTIONS

The Company used the Black-Scholes model to calculate the value of the Options under the initial Grant, taking the Latest Practicable Date (3 November 2014) as the measurement date. The calculated value of the Options for each batch of the initial Grant are RMB1.03, RMB1.23 and RMB1.43 per share, respectively, representing 27.5%, 32.8% and 38.2% of the market price of the A share as at the Latest Practicable Date. Amounts used in and the calculation results of the value of the Options under the initial Grant are as follows:

Factors	Amount of factors	Description

Exercise price	RMB4.20	the highest of: (i) the closing price of the A shares of the Company on the trading day immediately preceding the date of publishing the draft summary of the Scheme; (ii) the average closing price of the A shares of the Company for the 30 trading days immediately preceding the date of publishing the draft summary of the Scheme; and (iii) RMB4.20 per share.

Market price	RMB3.74	the closing price of the A shares on the Latest Practicable Date

Expected life	3, 4, 5 years	the validity period of each batch of the Share Options

Expected price volatility rate	41.2%	the average price volatility rate every 240 consecutive trading days during the period from the listing date of the A shares of the Company up to the Latest Practicable Date

Expected rate of return on dividend	0	given its minor impact on the value of the Share Options and low accuracy, tentatively estimated at 0

Risk-free interest Rate	3.5307%, 3.5200% and 4.0127%	rate of return on fixed-interest treasury bonds mature on the Latest Practicable Date the remaining term of which is the same as the validity period of the Share Options

Unit price of each batch of options	RMB1.03, RMB1.23 and RMB1.43	estimated based on the Black-Scholes model

Proportion of the unit price of each batch of Options in the value of A shares	27.5%, 32.8% and 38.2%

Value of all Options under the initial Grant	RMB49.60 million

II – 6

APPENDIX II	DETAILS OF THE INITIAL GRANT

Notes:

a.	The calculation results of the value of the Share Options are subject to a number of assumptions of the parameters used herein and the limitation of the model adopted, therefore the estimated value of the Options under the initial Grant may be subjective and uncertain.
b.	The expected price volatility rate is calculated based on the average price volatility rate every 240 consecutive trading days during the period from the listing date of the Company up to the Latest Practicable Date, and the risk- free interest rate used herein is derived from the rate of return on fixed-interest treasury bonds on Latest Practicable Date published on the website of 0033.com.
c.	The exercise price used herein was determined in accordance with the relevant provisions stated in the Share Option Scheme, being not lower than the highest of: (i) the closing price of the A Shares on the trading day immediately preceding the date of publishing the draft summary of the Scheme (which was RMB3.29); (ii) the average closing price of the A shares of the Company for the 30 trading days immediately preceding the date of publishing the draft summary of the Scheme (which was RMB3.27); and (iii) RMB4.20 per Share. Therefore, the Exercise Price is assumed to be RMB4.20 per Share.
d.	As there was no historical data for the measurement of the duration from the first Vesting Date up to the completion date of Exercise, the expected life is determined in accordance with the longest validity period of the batches of the Share Options under the initial Grant.

II – 7

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

This Appendix sets out the English translation of the Chinese version of the Administrative Measures on The A Share Option Incentive Scheme. Should there be any inconsistencies or conflicts between the English and Chinese versions, the Chinese version shall prevail.

CHAPTER I GENERAL PROVISIONS

Article 1	These Measures are hereby formulated in order to implement the A Share Option Incentive Scheme (the Scheme) of Sinopec Shanghai Petrochemical Company Limited (SPC or the Company) and specify particulars such as the management authority of the Incentive Scheme and its duties, the implementation process of the Scheme, and the calculation methods for performance indicators and other relevant parameters.

Article 2	These Measures are formulated in accordance with the relevant laws and regulations of the PRC, regulatory documents issued by government authorities, the Articles of Association of SPC and the Scheme and shall come into effect upon review and approval at the shareholders’ general meeting of the Company.

Article 3	Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Scheme.

CHAPTER II MANAGEMENT AUTHORITY AND ITS DUTIES

Article 4	Duties of the shareholders’ general meeting

1.	Approving the Scheme, these Measures and the proposal for each grant under the Scheme;

2.	approving the adjustments to and termination of the Scheme and the proposal for each grant; and

3.	authorising the Board of Directors to handle specific matters in relation to the implementation of the Scheme.

Article 5	Duties of the Board of Directors

1.	Reviewing the Scheme, these Measures and the Administrative Measures on Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the Administrative Measures on Appraisal), and submitting the same to the shareholders’ general meeting for voting in accordance with the relevant regulations;

2.	proposing the shareholders’ general meeting to consider adjustments to or termination of the Scheme;

III – 1

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

3.	reviewing the proposal for each grant under the Scheme and implementing specific matters such as the exercise and cancellation of the share options in accordance with the Scheme and these Measures and as authorised by the shareholders at the shareholders’ general meeting;

4.	approving the specific exercise proposal drafted by the Remuneration and Appraisal Committee of the Board of Directors; and

5.	other duties as provided for in the Scheme and these Measures or as authorised by the shareholders at the shareholders’ general meeting.

Article 6	Duties of the Supervisory Board

The Supervisory Board is responsible for verifying the list of participants under the Scheme and issuing a statement on such verification at a shareholders’ meeting.

Article 7	Duties of the Remuneration and Appraisal Committee of the Board of Directors

1.	Drafting the Administrative Measures on Appraisal and submitting the same to the Board of Directors for review;

2.	drafting the proposal for each grant and an exercise proposal under the Scheme and submitting the same to the Board of Directors for review;

3.	implementing performance appraisal; and

4.	leading the equity incentive working group to implement other measures relating to the Scheme.

Article 8	Duties of the General Manager

Determining the performance targets of the participants other than the directors and senior management members, and implementing performance appraisal on such participants and other relevant work as assigned by the Board of Directors.

Article 9	Duties of the Equity Incentive Working Group

An equity incentive working group (the Working Group) constitutes relevant personnel from functional departments of the Company such as the Cadre, the Human Resources Department, the Business Administration Department, the Secretarial Office of the Board of Directors, the Finance Department and the Legal Affairs Department to perform the following duties:

1.	assisting the Remuneration and Appraisal Committee of the Board of Directors in organising and implementing the performance appraisal on the participants;

III – 2

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

2.	assisting the Remuneration and Appraisal Committee of the Board of Directors in drafting the proposal for each grant and the exercise proposal under the Scheme;

3.	organising the participants to enter into a Grant Agreement under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the Grant Agreement), supervising the participants to discharge the obligations specified in the Scheme, these Measures and the Grant Agreement, and proposing the grant of share options to and the exercise and cancellation of the share options of the participants;

4.	calculating the financial indicators relating to the Scheme, liaising with the relevant departments to conduct auditing in relation to the Scheme and estimating the number of share options in accordance with the requirements under the Scheme;

5.	giving compliance advice during the implementation process of the Scheme, reviewing agreements, contracts and other legal documents entered into by the Company in the formulation and implementation process of the Scheme and these Measures, and addressing any legal issue or legal dispute arising in the implementation process of the Scheme;

6.	responsible for the organisation of board meetings and shareholders’ general meetings, preparation of resolutions, information disclosure and investor relationship management in the approval and implementation process of the Scheme and these Measures; and

7.	responsible for filing the Scheme with regulatory authorities such as the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), the China Securities Regulatory Commission (CSRC) and the stock exchange for approval, review and record.

CHAPTER III APPROVAL AND IMPLEMENTATION OF THE SCHEME

Article 10	The Company shall perform the following in relation to the approval and review of the Scheme:

1.	The Working Group shall assist the Remuneration and Appraisal Committee of the Board of Directors in early communication with China Petrochemical Corporation (Sinopec Group) and SASAC in respect of the main contents of the draft Scheme (including the proposal for the initial grant, the same as below).

III – 3

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

2.	Upon completion of early communication, the Remuneration and Appraisal Committee of the Board of Directors shall draft the Scheme and the relevant application documents and submit the same to the Board of Directors for review, and the independent directors shall issue independent opinions on whether the Scheme facilitates the sustainable development of the Company and whether the Scheme impairs the interests of the Company and the shareholders as a whole.

3.	The Supervisory Board shall verify the list of participants under the Scheme.

4.	The Board of Directors shall, upon review and approval of the draft Scheme, announce the relevant board resolutions, the draft summary of the Scheme and the independent directors’ opinions, and comply with information disclosure requirements of the stock exchange.

5.	The Company shall retain a lawyer to issue legal opinion on the Scheme.

6.	The draft Scheme and the relevant application documents shall be submitted to the SASAC for approval.

7.	The draft Scheme and the relevant application documents shall be submitted to the CSRC, with copies sent to the stock exchange and CSRC Shanghai Office.

8.	After the CSRC has notified the Company that it has no objection to the draft Scheme, the Board of Directors of the Company shall propose the convening of a shareholders’ meeting and a class meeting of shareholders, and announce the amended draft Scheme and other relevant disclosure documents at the same time.

9.	The independent directors shall solicit proxy voting from all shareholders.

10.	When the Scheme is being reviewed at a shareholders’ general meeting, the Supervisory Board shall issue a statement on the verification of the list of participants at the shareholders’ meeting.

11.	The Scheme shall come into effect upon approval at the shareholders’ general meeting and the class meeting of the shareholders of the Company and at the shareholders’ general meeting of Sinopec Group.

III – 4

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

CHAPTER IV EACH GRANT OF THE SHARE OPTIONS

Article 11	During the validity period of the Scheme, after the proposal for each grant is being reviewed by the Board of Directors of the Company and approved by the SASAC, the CSRC having notified the Company that it has no objection, and is being approved in accordance with the relevant laws and regulations and the relevant provisions of the authorities, the Working Group shall prepare for the implementation of the proposal, including drafting the specific scope of participants under the Scheme and the Grant Agreement, establishing filing system relating to the Scheme, and attending to enquiries by relevant parties such as shareholders.

Article 12	The Company shall meet the performance targets and other grant conditions as required in the Scheme and the proposal for each grant. The Remuneration and Appraisal Committee of the Board of Directors shall review the list of participants and the number of share options to be granted under the Scheme. Where any event provided for in the Scheme occurs to any person falling within the scope of participants, the Scheme shall apply.

Article 13	Upon review and adoption of each grant of the share options by the Board of Directors, the Working Group shall be responsible for submitting the Grant Agreement entered into respectively by the participants and the Company within the specified time limit.

Article 14	The Working Group shall be responsible for applying to the stock exchange and China Securities Depository and Clearing Co., Ltd. for procedures such as registration of the grant of the share options.

CHAPTER V EXERCISE OF THE SHARE OPTIONS UNDER EACH GRANT IN BATCHES

Article 15	The exercisable period of the share options under each grant shall commence upon expiration of the vesting period for the grant. The day immediately following the expiration date of the vesting period as well as the first and second anniversary dates of the said day shall respectively be the first vesting dates of three batches of the share options under each grant. The Board of Directors of the Company shall have the right to implement the specific exercise following each vesting date in the interest of the shareholders and the Company.

Article 16	Where the exercise conditions provided for in the Scheme are fulfilled, the Remuneration and Appraisal Committee shall propose comprehensive adjustment coefficients and corresponding exercise coefficients for the participants based on their performance appraisals, the details of which are set out as below:

Table 1: Comprehensive Adjustment Coefficient and Corresponding Exercise Coefficient for the Participants

Appraisal Grade	Performance Coefficient

Excellent (A)	1.0
Competent (B)	1.0
Incompetent (C)	0

III – 5

APPENDIX III	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

Article 17	The Remuneration and Appraisal Committee shall draft a specific plan for the exercise of the share options under each grant and submit the same to the Board of Directors for approval.

Article 18	Upon approval of the specific plan for the exercise by the Board of Directors, the Company shall apply to the stock exchange for the exercise of the share options granted to the participants. Upon exercise, the participants may dispose of the share options in accordance with the provisions of the laws, regulations and regulatory documents.

Article 19	Where the exercisable period for a batch of share options has ended, any share option which has not yet been exercised due to a failure in fulfilling the exercise conditions as provided for in the Scheme shall be cancelled by the Company.

Article 20	Should any of the events set out in the Scheme occurs to a participant during the vesting period, the Company shall conduct the exercise or termination of the exercise and cancellation of the share options in a timely manner.

At the time when a participant resigns or within two days from the date on which the Company notifies him/her of a termination of exercise, the participant shall, as required by the Company, sign a power of attorney necessary for the cancellation of the share options, and shall cooperate with the Company in completing notarisation.

CHAPTER VI HANDLING SPECIAL EVENTS

Article 21	Where any termination event as set out in the Scheme occurs, the Board of Directors shall propose the termination of the Scheme to the shareholders within thirty (30) days of the event (except as otherwise provided for in the laws, regulations, rules, listing rules and so on). During the period commencing from the said proposal up to the review and approval of the termination of the Scheme at the shareholders’ meeting, the Company shall not grant further shares to any participant, nor shall the participants exercise any share option which have been granted but are not yet exercised.

Article 22	Where it is resolved to terminate the Scheme at the shareholders’ meeting, the Company shall complete the procedures for termination of the Scheme within thirty (30) days following the effective date of such resolution (except as otherwise provided for in the laws, regulations, rules, listing rules and so on).

Sinopec Shanghai Petrochemical Company Limited

August 2014

III – 6

APPENDIX IV	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

This Appendix sets out the English translation of the Chinese version of the Administrative Measures for Appraisal under The A Share Option Incentive Scheme. Should there be any inconsistencies or conflicts between the English and Chinese versions, the Chinese version shall prevail.

PREAMBLE

Sinopec Shanghai Petrochemical Company Limited (hereinafter SPC or the Company) proposes to implement the A share option incentive scheme (hereinafter the Scheme), in order to further improve its corporate governance structure and incentive mechanism, encourage its senior management as well as core management, technical and skillful personnel to work diligently, ensure the long-term development of the Company and maximise its shareholders’ interests.

In order to ensure (i) the smooth implementation of the Scheme, (ii) the alignment of the grant and exercise of options to and by participants with the practical needs of SPC and (iii) the fairness and effectiveness of the Scheme, these rules are hereby formulated in accordance with applicable laws and regulations, including Company Law of the People’s Republic of China, Securities Law of the People’s Republic of China, Measures for the Administration of Share Incentive Plans of Listed Companies, Trial Measures for Implementation of Share Incentive Schemes by (Domestic) Listed State Holding Company, Articles of Association of SPC, and with respect to the Company’s actual circumstances.

I.	GENERAL PROVISIONS

1.	Principles

(1)	Tiered and categorised. The tiered assessment is based on management levels whilst the categorised assessment is based on employees’ positions.

(2)	Objectiveness. The appraisal indicators shall be quantifiable to the extent possible, the definition and measurement method of which shall be clearly identified. Those behavioural indicators which are difficult to quantify shall be subject to objective assessment through result description and key issues record.

(3)	Completeness. Appraisal results are expected to reflect comprehensive annual performance of the participants, including their work capacities, work attitude and completion of performance targets.

(4)	Combination. The annual appraisal results of the participants should be subject to the appraisal of the existing organisation and employee performance of the Company, and be connected with the exercise of share option.

IV – 1

APPENDIX IV	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

2.	Scope of participants

The scope of the participants under these rules includes:

(1)	leadership team (including senior management of the Company);

(2)	mid-level management; and

(3)	core technical and skillful personnel.

II.	RESPONSIBILITIES AND POWERS OF APPRAISAL TEAM

1.	The board of directors of the Company authorises its Remuneration and Appraisal Committee to be responsible for appraising the performance of the leadership team; and the performance assessment team is responsible for organising and reviewing the annual appraisal of each division (department) of the Company as well as employees.

2.	Relevant functional departments shall (i) exercise their powers in accordance with the existing management measures for performance appraisal; (ii) perform the appraisal of organisations in accordance with the Administrative Measures for Performance Assessment of the Company; and (iii) carry out the appraisal of employees in accordance with Administrative Measures for Performance Assessment of All Employees.

3.	The Cadres Department and Human Resource Department shall, within their respective scope of authority, be responsible for managing annual appraisal and applying appraisal results in respect of mid-level management and core technical and skillful personnel, proposing plans for the annual exercise of the share options, keeping records of performance appraisal files, and communicating with and providing feedback to participants.

III.	APPRAISAL SYSTEM

1.	Assessment Period

Assessment period for participants under the Scheme shall be a full accounting year.

2.	Annual Appraisal Indicators

The Company sets out the following annual appraisal indicators for different positions:

(1)	Work Performance

For senior management, assessment shall focus on the fulfillment of the Company’s annual targets in connection with performance, management and restraint, which accounts for a weight of 100%;

IV – 2

APPENDIX IV	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

For mid-level management, assessment shall focus on the performance of key projects circulated by the Company to relevant division (department), which accounts for a weight of 70%;

For core technical personnel, assessment shall focus on the quantity, quality and execution of works within their responsibility, which accounts for a weight of 60%;

For core skillful personnel, assessment shall focus on the quantity, quality and efficiency of works completed, which accounts for a weight of 50%.

(2)	Work Capacity and Work Attitude

For mid-level management, assessment shall focus on professional technical capacity, organisation and coordination capacity, work initiative, sense of responsibility, teamwork and discipline, which accounts for a weight of 30%;

For core technical personnel, assessment shall focus on professional technical capacity, work plan, work initiative, sense of responsibility, teamwork and discipline, which accounts for a weight of 40%;

For core skillful personnel, assessment shall focus on professionalism, improvement of skill, work attitude, teamwork and discipline, which accounts for a weight of 50%.

3.	Comprehensive Rating

Final results of the annual appraisal shall be the weighted calculation of work performance, work capacity and work attitude.

4.	Appraisal Grades

Comprehensive ratings of annual appraisal shall be categorised into three grades of “Excellent”, “Competent” and “Incompetent”:

Excellent (A) — being able to satisfactorily fulfill performance targets during the relevant appraisal period;

Competent (B) — being able to substantially fulfill performance targets during the relevant appraisal period;

Incompetent (C) — being unable to fulfill performance targets or meet position requirements during the relevant appraisal period.

Proportion of employees whose appraisal results are categorised as “Excellent” shall be no higher than 20% of the total number of employees and that of employees categorised as “Incompetent” shall be no higher than 10%.

IV – 3

APPENDIX IV	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

5.	Application of Appraisal Results

Appraisal grades shall be converted into performance assessment coefficient of each participant. The number of share options to be exercised under each batch shall be equal to the maximum exercisable share options of each batch multiplying relevant performance assessment coefficient.

For those whose annual appraisal grades are “Competent” and above, their annual performance assessment coefficient shall be 1.0. For those whose annual appraisal results are “Incompetent”, their annual performance assessment coefficient shall be 0.

6.	Appraisal Procedures

(1)	The board of directors of the Company shall decide annual performance targets of the Company at the beginning of each appraisal period. After breaking down such performance targets, the performance assessment team shall (i) identify key annual objectives and tasks, taking the Company’s development strategy into consideration, and (ii) allocate performance targets to each member of the senior management based on their allocation of responsibilities.

(2)	The Corporate Management Department shall organise functional departments to propose the annual appraisal system and respective actual indicators for each division and department of the Company based on annual performance targets and key work objectives and tasks, which shall be circulated subject to the approval by the performance assessment team. Relevant officers of the Company shall enter into the Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with principal managers of each division and department. Relevant principal managers of each division and department shall enter into the Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with deputy managers of corresponding division and department.

(3)	Divisions and departments shall make implementation proposals of performance appraisal for, and enter into Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with, the other participants.

(4)	From each year end to March of the following year, (i) the Remuneration and Appraisal Committee shall carry out annual appraisal in respect of the leadership team of the Company;

(ii) the Enterprise Management Department shall organise functional departments to carry out annual appraisal in respect of each division and department, (iii) the Cadres Department shall carry out annual appraisal in respect of mid-level management; and (iv) the Human Resource Department shall carry out annual appraisal in respect of core technical and skillful personnel.

IV – 4

APPENDIX IV	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

(5)	After summarising annual appraisal results of mid-level management, core technical cadres and skillful personnel, the Cadres Department and Human Resource Department shall formulate draft measures for the annual exercise of share options by the relevant participants, which shall be further summarised by the Secretary Office for formulating measures for the annual exercise of share options of the Company. Measures for exercise of share options by the senior management shall be determined by principal managers based on appraisal results of the leadership team and deputy managers. Measures for annual exercise of share options, after examination by the performance assessment team, shall be submitted to the Remuneration and Appraisal Committee for review, and further to the board of directors for review and approval.

IV.	SUPPLEMENTARY PROVISIONS

Detailed appraisal indicators may be further specified and adjusted subject to the actual conditions of the Company and any changes of work.

Sinopec Shanghai Petrochemical Company Limited

August 2014

IV – 5

APPENDIX V	BIOGRAPHIC DETAILS OF THE PROPOSED INDEPENDENT SUPERVISOR

The biographic details of the proposed independent supervisor are as follows:

Zheng Yunrui , aged 48, is a professor in civil and commercial law at the Faculty of Law of East China University of Political Science and Law in the PRC. Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in Law and a doctoral degree in Law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also a procurement assessment expert of the Shanghai Municipal People’s Government and an arbitrator at the Shenzhen Arbitration Commission.

Save as disclosed above, Mr. Zheng does not and did not hold and directorships in other public companies in the three years immediately preceding the date of this circular. Mr. Zheng has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the Latest Practicable Date.

Save as disclosed in this circular, there is nothing which need to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, was the Company aware of any issues which need to be brought to the attention of the Shareholders in respect of the proposed candidate for the supervisor of the Company.

V – 1

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

The Company and all members of its board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that the 2014 first extraordinary general meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) will be held on Tuesday, 23 December 2014. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company dated 6 November 2014. The details of the EGM are set out below:

1.	Basic information for convening the EGM

(1)	Date and time: Tuesday, 23 December 2014 at 2:00 p.m.. Online voting (only eligible for A Shareholders) will be convened on Tuesday, 23 December 2014 at 9:30 a.m. to 11:30 a.m. and 1:00 p.m. to 3:00 p.m.;

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ;

(3)	Convenor: The Board;

(4)	Form of voting: Relevant resolutions will be considered by a combination of on- site open ballot (including voting by proxy), solicitation of votes by independent non-executive Directors, and on-line voting (only eligible for A Shareholders). For the EGM, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the A Shareholders; and

EGM – 1

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

(5)	Rules of voting: The Company’s H Shareholders may participate in the on-site open ballot (including voting by proxy) or solicitation of votes by independent non- executive Directors (applicable to the resolutions on the Share Option Scheme). The Company’s A Shareholders can take part in the on-site open ballot (including voting by proxy), solicitation of votes by independent non-executive Directors (where applicable) as well as on-line voting via the trading system of the Shanghai Stock Exchange during relevant applicable time. A Shareholders can only elect one method of the voting in respect of the same resolution. In the event of duplicate voting of the same voting right in respect of the same resolution, the first voting result shall prevail. In the event that the timing of voting cannot be determined and there is inconsistency between votes cast by way of other methods and those specified in the proxy form for solicitation of votes by independent non-executive Directors in relation to the same resolution, the latter shall prevail. As the Company’s A Shares involve business of financial securities and securities financing, related persons may attend the EGM in accordance to the Notice of Shareholders Meeting of Listed Companies which are involved in Trial Business of Margin Financing, the Implementation Rules regarding Online Voting at Shareholders Meeting (2012 second edition), as well as other rules in relations to securities financing set out by the Shanghai Stock Exchange.

2.	Items to be considered and approved at the EGM

To consider and, if thought fit, pass the following resolutions of the Company:

SPECIAL RESOLUTIONS

(1)	THAT the Share Option Scheme (the terms of which have been set out in a document marked “A,” submitted to the EGM and signed by the chairman of the EGM for identification purposes, and a summary of terms of which, set out according to the structure and terms specified below, is contained in Appendix I to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted:

1.1	the basis for determining the Participants and the scope of the Participants;

1.2	the source and number of the Underlying Shares;

1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme;

1.4	the Exercise Price of the Share Options and the basis of determination;

1.5	the conditions of the Grant and the exercise of the Share Options;

1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options;

1.7	the accounting policies of the Share Options;

EGM – 2

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

1.8	the procedures of the Grant and the exercise of the Share Options;

1.9	the respective rights and obligations of the Company and the Participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the Share Option Scheme.

(2)	THAT the Administrative Measures on the A Share Option Incentive Scheme (the terms of which have been set out in a document marked “B,” submitted to the EGM and signed by the chairman of the EGM for identification purposes, and a summary of terms of which is contained in Appendix III to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted.

(3)	THAT the Administrative Measures for Appraisal under the A Share Option Incentive Scheme (the terms of which have been set out in a document marked “C,” submitted to the EGM and signed by the chairman of the EGM for identification purposes, and a summary of terms of which is contained in Appendix IV to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted.

(4)	THAT the Board be and is hereby authorised to deal with all matters in relation to the Share Option Scheme of the Company. The Board is hereby authorized to conduct, among others, the following:

(i)	to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii)	to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv)	to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

EGM – 3

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

(v)	to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi)	to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii)	to otherwise manage the Share Option Scheme where necessary;

(viii)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix)	to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x)	The abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

ORDINARY RESOLUTION

(5)	THAT the appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the supervisory committee of the Company, be and is hereby approved.

3.	Attendees of the EGM

(1)	Shareholders whose names appear on the register of members of the Company as at close of trading on Friday, 21 November 2014, or their proxies are entitled to attend the EGM. Such persons who intend to attend the EGM shall complete the notice of attendance for the EGM and return it to the Company by Wednesday, 3 December 2014. For details, please refer to the notice of attendance for the EGM;

(2)	The Directors, the supervisors and the senior management of the Company; and

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

EGM – 4

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

4.	Method of registration for the EGM

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the EGM is a corporate shareholder, its legal representative who attends the EGM shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the EGM, the proxy shall produce proof of identity and the written authorisation duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorisation adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the EGM. For details, please refer to the notice of attendance for the EGM.

(3)	Registration period: Monday, 24 November 2014 to Wednesday, 3 December 2014.

(4)	Registration address: For details, please refer to the Notice of Attendance for the EGM.

5.	Independent Director’s Proxy Form

(1)	Pursuant to the Share Incentive Plan Measures, independent directors of a company listed on the Shanghai Stock Exchange should solicit votes publicly from all shareholders of the company if the company is to adopt a share incentive scheme. This is to encourage shareholders of such listed company to participate in the voting on proposals regarding adoption of a share incentive scheme by providing them with an additional way of participation in the general meeting. Mr. Jin Mingda, being an independent non-executive Director, has sent out the Independent Director’s Proxy Forms to solicit votes from the Shareholders pursuant to the Share Incentive Plan Measures and delegation from other independent non-executive Directors. Please also refer to the announcement of the Company dated 6 November 2014 with respect to additional information on the Independent Director’s Proxy Form.

(2)	Should you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM on the resolutions regarding the Share Option Scheme, please complete the Independent Director’s Proxy Form and return it to the Company’s H Share Registrar, Hong Kong Registrars Limited in person or by post not less than 24 hours before the time stipulated for convening the EGM or its adjourned meeting.

(3)	You may appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf on the resolutions. Alternatively, if you wish to appoint any person other than Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM, you may simply disregard the Independent Director’s Proxy Form and complete and return the proxy form instead.

EGM – 5

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

(4)	Please note that if you complete and return both the proxy form and the Independent Director’s Proxy Form and your voting indications in relation to the relevant resolutions as set out in the proxy form and the Independent Director’s Proxy Form are inconsistent, your voting indications set out in the INDEPENDENT DIRECTOR’S PROXY FORM will be counted as your vote(s) for or against the relevant resolutions on the Share Option Scheme.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited Tang Weizhong
Company Secretary

Shanghai, the PRC, 6 November 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

EGM – 6

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)	Notes to H Shareholders:

The Company will close the register of members of the Company’s H shares from Monday, 24 November 2014 to Tuesday, 23 December 2014 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the qualification of attending the EGM. H Shareholders who wish to vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 20 November 2014.

(b)	Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company or the address of the Company’s H share registrar by Wednesday, 3 December 2014. Please refer to the notice of attendance for the EGM for details.

(c)	Any Shareholder entitled to attend and vote at EGM is entitled to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy needs not be a Shareholder. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the Shareholder appointing the proxy or by such Shareholder’s authorised representative. If the form of proxy is signed by another person so authorised by the Shareholder, the power of attorney or other authorising document must be certified by a notary.

In respect of A Shareholders of the Company, the notarially certified power of attorney or other authorising document together with the form of proxy or the Independent Director’s Proxy Form must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC; postal code: 200540) not less than 24 hours prior to the commencement of the EGM. A form of proxy and an Independent Director’s Proxy Form are enclosed herewith.

In respect of the H Shareholders of the Company, the notarially certified power of attorney or other authorising document together with the form of proxy or the Independent Director’s Proxy Form must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the EGM. A circular, containing the notice of EGM and information regarding the Share Option Scheme and related matters, together with a form of proxy, an Independent Director’s Proxy Form and a notice of attendance will be despatched to H Shareholders of the Company.

(d)	Each Shareholder (or his/her proxy) shall exercise his/her voting rights by way of poll.

(e)	The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM on-site shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the EGM is: The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

EGM – 7

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

The Company and all members of its board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that the 2014 first H Shareholders Class Meeting (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) will be held on Tuesday, 23 December 2014. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company dated 6 November 2014. The details of the H Shareholders Class Meeting are set out below:

1.	Basic information for convening the H Shareholders Class Meeting

(1)	Date and time: Tuesday, 23 December 2014 at 3:00 p.m., or immediately as soon as the conclusion of the A Shareholders Class Meeting;

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ;

(3)	Convenor: The Board; and

(4)	Form of voting: Relevant resolutions will be considered by on-site open ballot (including voting by proxy) or solicitation of votes by independent non-executive Directors.

2.	Items to be considered at the H Shareholders Class Meeting

To consider and, if thought fit, pass the following resolution as special resolutions of the Company:

SPECIAL RESOLUTIONS

(1)	THAT the Share Option Scheme (the terms of which have been set out in a document marked “A,” submitted to the H Shareholders Class Meeting and signed by the chairman of the H Shareholders Class Meeting for identification purposes, and a summary of terms of which, set out according to the structure and terms specified below, is contained in Appendix I to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted:

1.1	the basis for determining the Participants and the scope of the Participants;

HCM – 1

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

1.2	the source and number of the Underlying Shares;

1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme;

1.4	the Exercise Price of the Share Options and the basis of determination;

1.5	the conditions of the Grant and the exercise of the Share Options;

1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options;

1.7	the accounting policies of the Share Options;

1.8	the procedures of the Grant and the exercise of the Share Options;

1.9	the respective rights and obligations of the Company and the Participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the Share Option Scheme.

(2)	THAT the Board be and is hereby authorised to deal with all matters in relation to the Share Option Scheme of the Company. The Board is hereby authorized to conduct, among others, the following:

(i)	to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii)	to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv)	to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

HCM – 2

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

(v)	to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi)	to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii)	to otherwise manage the Share Option Scheme where necessary;

(viii)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix)	to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x)	The abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

3.	Attendees of the H Shareholders Class Meeting

(1)	H Shareholders whose names appear on the register of members of the Company as at close of trading on Friday, 21 November 2014, or their proxies are entitled to attend the H Shareholders Class Meeting. Such persons who intend to attend the H Shareholders Class Meeting shall complete the notice of attendance for the H Shareholders Class Meeting and return it to the Company’ H Share registrar by Wednesday, 3 December 2014. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting;

(2)	The Directors, the supervisors and the senior management of the Company; and

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

HCM – 3

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

4.	Method of registration for the H Shareholders Class Meeting

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the shareholder attending the H Shareholders Class Meeting is a corporate shareholder, its legal representative who attends the H Shareholders Class Meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the H Shareholders Class Meeting, the proxy shall produce proof of identity and the written authorisation duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorisation adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the H Shareholders Class Meeting. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

(3)	Registration period: Monday, 24 November 2014 to Wednesday, 3 December 2014.

(4)	Registration address: For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

5.	Independent Director’s Proxy Form

(1)	Pursuant to the Share Incentive Plan Measures, independent directors of a company listed on the Shanghai Stock Exchange should solicit votes publicly from all shareholders of the company if the company is to adopt a share incentive scheme. This is to encourage shareholders of such listed company to participate in the voting on proposals regarding adoption of a share incentive scheme by providing them with an additional way of participation in the general meeting. Mr. Jin Mingda, being an independent non-executive Director, has sent out the Independent Director’s Proxy Forms to solicit votes from the Shareholders pursuant to the Share Incentive Plan Measures and delegation from other independent non-executive Directors. Please also refer to the announcement of the Company dated 6 November 2014 with respect to additional information on the Independent Director’s Proxy Form.

(2)	Should you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the H Shareholders Class Meeting on the resolutions regarding the Share Option Scheme, please complete the Independent Director’s Proxy Form and return it to the Company’s H Share Registrar, Hong Kong Registrars Limited in person or by post not less than 24 hours before the time stipulated for convening the H Shareholders Class Meeting or its adjourned meeting.

HCM – 4

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

(3)	You may appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf on the resolutions. Alternatively, if you wish to appoint any person other than Mr. Jin Mingda as your proxy to vote for you and on your behalf at the H Shareholders Class Meeting, you may simply disregard the Independent Director’s Proxy Form and complete and return the proxy form instead.

(4)	Please note that if you complete and return both the proxy form and the Independent Director’s Proxy Form and your voting indications in relation to the relevant resolutions as set out in the proxy form and the Independent Director’s Proxy Form are inconsistent, your voting indications set out in the INDEPENDENT DIRECTOR’S PROXY FORM will be counted as your vote(s) for or against the relevant resolutions on the Share Option Scheme.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited Tang Weizhong
Company Secretary

Shanghai, the PRC, 6 November 2014

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

HCM – 5

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

Notes:

(a)	Notes to H Shareholders:

The Company will close the register of H Shareholders of the Company from Monday, 24 November 2014 to Tuesday, 23 December 2014 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the qualification of attending the H Shareholders Class Meeting. H Shareholders of the Company who wish to vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 20 November 2014.

(b)	Shareholders who intend to attend the H Shareholders Class Meeting are required to send the notice of attendance to the registered address of the Company’s H share registrar by Wednesday, 3 December 2014. Please refer to the notice of attendance for details.

(c)	Any Shareholder entitled to attend and vote at H Shareholders Class Meeting is entitled to appoint one or more proxies to attend the H Shareholders Class Meeting and vote on his/her behalf. A proxy needs not be a Shareholder. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the Shareholder appointing the proxy or by such Shareholder’s authorised representative. If the form of proxy is signed by another person so authorised by the Shareholder, the power of attorney or other authorising document must be certified by a notary.

In respect of H Shareholders of the Company, the notarially certified power of attorney or other authorising document together with the form of proxy or the Independent Director’s Proxy Form must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the H Shareholders Class Meeting. A circular, containing the notice of H Shareholders Class Meeting and information regarding the Share Option Scheme and related matters, together with a form of proxy, an Independent Director’s Proxy Form and a notice of attendance will be despatched to H Shareholders of the Company.

(d)	Each Shareholder (or his/her proxy) shall exercise his/her voting rights by way of poll.

(e)	H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the class meeting for holders of H Shares is: The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

HCM – 6